UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

____________________

GREENWAY MEDICAL TECHOLOGIES, INC.

(Name of Subject Company)

____________________

GREENWAY MEDICAL TECHOLOGIES, INC.

(Name of Person Filing Statement)

____________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

39679B 103
(CUSIP Number of Class of Securities)

James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117
(770) 836-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Reinaldo Pascual
Paul Hastings LLP
1170 Peachtree St., Suite 100
Atlanta, GA 30309
(404) 815-2227
______________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Greenway Medical Technologies, Inc. (the “Company”) by VCG Holdings, LLC (“Parent”) and Crestview Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”) pursuant to the terms of an Agreement and Plan of Merger, dated September 23, 2013, by and among the Company, Parent and Merger Sub:

(i) joint press release of the Company and Vista Equity Partners, dated September 23, 2013;

(ii) email from the Company’s President and Chief Executive Officer to all Company employees, dated September 23, 2013;

(iii) email from the Company’s President and Chief Executive Officer to all Company customers, dated September 23, 2013;

(iv) email from the Company’s President and Chief Executive Officer to all Company partners, dated September 23, 2013; and

(v) frequently asked questions, distributed to Company employees on September 23, 2013.

The items listed above were first used or made available on September 23, 2013. In addition, the information set forth under Items 1.01, 3.02, 5.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 23, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Important Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of The Company. The tender offer for securities of the Company described in this document has not yet been commenced. The offer to buy securities of the Company described in this document will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, the Company will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, the Company will also file a preliminary proxy statement with the SEC. Additionally, the Company and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of the Company by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at the Company’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from the Company by contacting the Company’s Investor Relations Department at 1.866.242.3805 or by email through the Company’s investor relations page at http://ir.greenwaymedical.com/.

The Company and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the

Merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. None of Vista Equity Partners or the Company assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

NEWS RELEASE

Greenway Medical Technologies and Vitera Healthcare Solutions to Combine

Vista Equity Partners, owner of Vitera, to acquire all outstanding Greenway common stock for $20.35 per share in a transaction valued at approximately $644 million

Carrollton, GA, and Tampa, FL, September 23, 2013 — Greenway Medical Technologies, Inc. (NYSE: GWAY) today announced a definitive agreement which will result in the combination of the businesses of Greenway and Vitera Healthcare Solutions, LLC. The transaction will create a leader in healthcare information technology and services, offering a comprehensive set of solutions to improve clinical and financial outcomes in healthcare enterprises, ambulatory practices, public health, retail and other clinics nationwide. Following the closing of the transaction, the Vitera and Greenway businesses will serve nearly 13,000 medical organizations and 100,000 providers.

Under the terms of the agreement, Vista Equity Partners, which owns Vitera Healthcare Solutions, will pay Greenway stockholders $20.35 in cash for each share of Greenway common stock they hold. The price represents a 62% premium to Greenway’s 90-day volume weighted average stock price, and a 20% premium to Greenway’s closing share price the day before the merger agreement was signed. The all-cash transaction is valued at approximately $644 million. The Greenway Board of Directors has unanimously approved the definitive merger agreement. Upon closing, Greenway will operate as a privately held company.

“We are pleased to approve this agreement and look forward to completing this transaction,” said W. Thomas “Tommy” Green, founder of Greenway Medical Technologies and Chairman since the company’s inception in 1998. “It provides substantial cash value for our stockholders, and reflects our deep commitment to drive innovation that helps healthcare professionals succeed and thrive in today’s evolving healthcare landscape.”

It is anticipated that the Vitera and Greenway businesses will continue as Greenway Medical Technologies with the products and services of both Greenway and Vitera marketed under the Greenway brand. After closing, the two businesses will continue together to deliver best-in-class solutions and services, and enhancement of existing product platforms to ensure customers have the tools they need to address payment reform models and meet regulatory requirements such as Meaningful Use Stage 2 and the transition to ICD-10.

Greenway will continue to have headquarters and principal operations in Carrollton, GA, Tampa, FL and Birmingham, AL.

“This transaction presents an opportunity to offer even greater value to our customers,” said Matthew J. Hawkins, President and CEO of Vitera. “Combining our business with Greenway Medical Technologies demonstrates our intense focus on growth and our commitment to provide current and prospective customers with proven, integrated and easy-to-use solutions they need to grow profitably, increase practice efficiencies and improve patient outcomes in this ever-changing healthcare environment.”

Greenway Medical Technologies and Vitera Healthcare Solutions to Combine

Sept. 23, 2013

"We are excited that the transaction will accelerate the execution of our clearly defined strategy of leading the electronification of healthcare, engaging consumers in the management of their own health and continuing to partner with providers to develop the tools to improve population health,” said Tee Green, President and CEO of Greenway.

Greenway’s platforms are consistently recognized for ease of use at the point of care, which has led to high adoption rates among care providers, as well as having an industry-leading interoperability strategy that promotes the flow of data across healthcare systems. Greenway’s clinically driven revenue cycle management platform enables providers to thrive while participating in evolving and increasingly more complex reimbursement programs that are based on clinical outcomes.

Vitera’s first-place EHR ranking from independent researcher Black Book Market Research, LLC and recent Customer Value Enhancement Award from Frost & Sullivan underscore the value of Vitera’s industry-leading solutions and services. Vitera’s portfolio of highly interoperable EHR and practice management solutions is ICD-10-enabled, certified for Meaningful Use Stage 2, and approved for pre-validation as a Patient-Centered Medical Home.

Under the terms of the agreement, an affiliate of Vista Equity Partners will commence a tender offer for all of the outstanding shares of Greenway’s common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. The closing of the transaction is not contingent on financing. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Greenway expects the transaction to close in the fourth calendar quarter of 2013.

Certain of Greenway’s stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.), each of Greenway’s directors (W. Thomas Green, Jr., Wyche T. Green, III, Robert Hensley, Neal Morrison, Thomas T. Richards, Walter Turek and Noah Walley), and certain executive officers of Greenway, including Gregory H. Schulenburg (Executive Vice President and Chief Operating Officer), James A. Cochran (Chief Financial Officer) and William G. Esslinger, Jr. (Vice President, General Counsel and Secretary), have each agreed to tender their shares into the offer, and vote their shares in favor of the definitive merger agreement and the merger, subject to certain terms and conditions. These stockholders collectively own approximately 50.9% of Greenway’s outstanding shares. These agreements will terminate upon termination of the definitive merger agreement in accordance with its terms in order for the Company to accept a superior offer and upon certain other circumstances.

The affiliate of Vista has obtained equity and debt financing commitments for the transactions contemplated by the merger agreement, the aggregate proceeds of which will be sufficient for Vista’s affiliate to pay the aggregate merger consideration and all related fees and expenses. Vista has committed to capitalize its affiliate, at or immediately prior to the effective time of the merger, with an aggregate equity contribution in an amount up to $650 million, which will be sufficient for the Affiliate to consummate the transactions contemplated by the merger agreement even if Vista’s debt financing is not available, subject to the terms and conditions set forth in an equity funding commitment letter, dated as of September 23, 2013.

J.P. Morgan is serving as financial advisor to Greenway, and Paul Hastings LLP is serving as Greenway’s legal advisor. Jefferies LLC and BMO Capital Markets are serving as financial advisors to the buyer, and Kirkland & Ellis LLP is serving as the buyer’s legal advisor. Jefferies Finance LLC and BMO Capital Markets have agreed to provide debt financing in connection with the transaction.

Greenway Medical Technologies and Vitera Healthcare Solutions to Combine

Sept. 23, 2013

For further information regarding all terms and conditions contained in the definitive merger agreement, please see Greenway’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About Greenway and PrimeSUITE

Greenway Medical Technologies (NYSE: GWAY) delivers smarter information solutions that improve the financial performance of healthcare providers and enable them to deliver smarter care. Greenway PrimeSUITE® — the company’s certified, single-database electronic health record, practice management and interoperability solution platform — is complemented by an expanding array of integrated business and data services, including clinically driven revenue cycle management™ (RCM). Thousands of care providers across primary care and more than 30 specialties and sub-specialties use cloud-based or on-premise Greenway® solutions to improve outcomes in healthcare enterprises, physician practices, retail and other ambulatory clinics, and alternate care venues nationwide. For details, see greenwaymedical.com, Twitter, Facebook or YouTube.

About Vitera Healthcare Solutions

Vitera Healthcare Solutions provides end-to-end clinical and financial technology solutions so physicians and medical professionals can work with patients instead of paperwork. Serving more than 415,000 healthcare professionals including 85,000 physicians, Vitera Healthcare Solutions provides electronic health records and practice management systems, processes 33 million transactions and 2 million e-prescriptions monthly, and serves several specialties including primary care, OB/GYN, pediatrics, cardiology and orthopedics in all sized practices and Community Health Centers. Physician-focused and patient-centric, Vitera Healthcare Solutions is based in Tampa, FL. For more information, visit www.viterahealthcare.com or call (877) 932-6301. Follow Vitera Healthcare Solutions on Facebook at http://www.facebook.com/viterahealthcare, and Twitter at https://twitter.com/ViteraHealth.

About Vista Equity Partners

Vista Equity Partners, a U.S.-based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7.1 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Greenway. The tender offer for securities of Greenway described in this press release has not yet been commenced. The offer to buy securities of Greenway described in this press release will be made only pursuant to the offer to purchase and related materials that Vista Equity Partners will file on Schedule TO with the SEC. At the same time or soon thereafter, Greenway will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Greenway will also file a preliminary proxy statement with the SEC. Additionally, Greenway and Vista Equity Partners will file other relevant materials in connection with the proposed acquisition of Greenway by affiliates of Vista Equity Partners pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF GREENWAY ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PRELIMINARY PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Greenway’s Web site at www.greenwaymedical.com. The Schedule TO, Schedule 14D-9 and preliminary proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained,

Greenway Medical Technologies and Vitera Healthcare Solutions to Combine

Sept. 23, 2013

when available, for free from Greenway by contacting Greenway’s Investor Relations Department at 1.866.242.3805 or by email through Greenway’s investor relations page at http://ir.greenwaymedical.com/.

Greenway and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Greenway’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Greenway’s executive officers and directors in the solicitation by reading Greenway’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of Greenway’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding Greenway’s directors and executive officers is also included in Greenway’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of Greenway may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  None of Vista Equity Partners, Vitera or Greenway assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista Equity Partners is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that Greenway’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect Greenway’s financial results is provided in documents filed by Greenway with the U.S. Securities and Exchange Commission, including Greenway’s recent filings on Form 10-Q and Form 10-K.

Greenway, the Greenway logo and PrimeSUITE are registered trademarks and the phrase “clinically driven revenue cycle management” is a trademark of Greenway Medical Technologies, Inc. Other product or company names are the property of their respective owners.

###

Greenway Media Contact:

Bob Kneeley

(678) 390-7262

BobKneeley@greenwaymedical.com

Vitera Healthcare Solutions Media Contact:

Elizabeth Glaser

Dodge Communications

(770) 576-2551

eglaser@dodgecommunications.com

FINAL – Greenway CEO email to its employees

September 23, 2013

I’m extremely excited to share some important news with you. As detailed in the attached press release, today Greenway announced the signing of an agreement that will result in the combination of our organization with another leading health IT company, Vitera Healthcare Solutions. Vitera is one of the early pioneers in our industry, with an impressive record of delivering innovative products and services that have been highly regarded in the marketplace.

This move is a significant development for Greenway and our industry, and brings with it a wealth of opportunities for all of us and the customers we serve. The combined experience and expertise of our two companies will enable us to more rapidly deliver an expanded portfolio of value-driven productivity solutions to a wider array of healthcare enterprises; retail, work site and other ambulatory clinics; physician practices; community health centers; and alternate care providers nationwide.

The new company will retain the Greenway Medical Technologies name, and the products and services of both Greenway and Vitera will be offered under the Greenway brand. In uniting the strengths of both organizations, we’re making tremendous progress in expanding the reach of our solutions as we execute on a strategy to electronify healthcare, serve a more-engaged consumer, and develop tools for population health management.

At the closing of this transaction, which is anticipated to be on or before December 31, 2013, Greenway will again operate as a privately held company. Details of the transaction’s financing can be found in the press release, and we will be sharing more about how this will impact you over the coming weeks.

Throughout this process, it’s vitally important that you remain focused and continue to conduct business as usual. To best support our customers and those they serve, we must make this transition as smooth and seamless as possible. I know you will continue to keep service as “the main thing” and help make this latest milestone in our growth an overwhelming success. Thank you to the best — and rapidly growing — team on Planet Earth!

Sincerely,

Tee Green

President and CEO

100 Greenway Blvd., Carrollton, GA 30117 • 770.836.3100 • 770.836.3200 (fax)
www.greenwaymedical.com • info@greenwaymedical.com

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Crestview Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of Vitera Equity Partners (“Merger Sub”) intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

In connection with the potential one-step merger, the Company will file a preliminary proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Merger Sub pursuant to the terms of the Merger Agreement. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by contacting the Company’s Investor Relations Department at 1.866.242.3805 or by email through the Company’s investor relations page at http://ir.greenwaymedical.com/. Investors and security holders of the Company are urged to read the preliminary and definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the Merger and the parties to the Merger.

The Company and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

FINAL – Greenway CEO email to customers

September 23, 2013

I’m excited to share some important news with you. As detailed in the press release found on our website, today Greenway announced the signing of an agreement that will result in the combination of our organization with another leading health IT company, Vitera Healthcare Solutions. Vitera is one of the early pioneers in our industry, with an impressive record of delivering innovative products and services that have been highly regarded in the marketplace.

This move is a significant development for us and for our industry, and brings with it a wealth of opportunities for you and those you serve. The experience and expertise of our two companies will enable our combined forces to more rapidly deliver an expanded portfolio of productivity solutions designed to improve the financial and operational performance of your organization and the patient outcomes you deliver.

The new company will retain the Greenway Medical Technologies name, and the products and services of both Greenway and Vitera will be marketed under the Greenway brand. In uniting the strengths of both organizations, we’re making tremendous progress in expanding the reach of our solutions as we execute on a strategy to electronify healthcare, serve a more-engaged consumer, and develop tools for population health management.

Importantly, know that service remains “the main thing” at Greenway. You won’t notice any change in how we support you and our solutions. As the integration of our two companies progresses, we will be reaching out to you with updates on the new benefits this move will provide to you.

As always, please contact Customer Support or your account representative if you have any questions, and thank you for your continued support during this exciting time.

Sincerely,

Tee Green

President and CEO

100 Greenway Blvd., Carrollton, GA 30117 • 770.836.3100 • 770.836.3200 (fax)
www.greenwaymedical.com • info@greenwaymedical.com

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Crestview Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of Vitera Equity Partners (“Merger Sub”) intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

In connection with the potential one-step merger, the Company will file a preliminary proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Merger Sub pursuant to the terms of the Merger Agreement. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by contacting the Company’s Investor Relations Department at 1.866.242.3805 or by email through the Company’s investor relations page at http://ir.greenwaymedical.com/. Investors and security holders of the Company are urged to read the preliminary and definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the Merger and the parties to the Merger.

The Company and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

FINAL – Greenway CEO email to its channel and other partners

September 23, 2013

I’m excited to share some important news with you. As detailed in the attached press release, today Greenway announced the signing of an agreement that will result in a combination of our organization with another leading health IT company, Vitera Healthcare Solutions. Vitera is one of the early pioneers in our industry, with an impressive record of delivering innovative products and services that have been highly regarded in the marketplace.

This move is a significant development for us and for our industry, and brings with it a wealth of opportunities for Greenway, the customers we serve and our partners. The experience and expertise of our two companies will enable our combined forces to more rapidly deliver an expanded portfolio of productivity solutions designed to improve the financial and operational performance of our customers and the patient outcomes they deliver.

The new company will retain the Greenway Medical Technologies name, and the products and services of both Greenway and Vitera will be offered under the Greenway brand. In uniting the strengths of both organizations, we’re making tremendous progress in expanding the reach of our solutions as we execute on a strategy to electronify healthcare, serve a more-engaged consumer, and develop tools for population health management. Following the closing of the transaction, the Vitera and Greenway businesses will serve nearly 13,000 medical organizations and 100,000 providers.

Finally, know that it is business as usual in your relationship with us. We place great value on the role you have played in our success, and look forward to even greater successes together as we move forward. As the integration of our two companies progresses, we will be reaching out to you with updates on the new opportunities this move presents us all. If you have questions, please email or call Jared Lisenby, vice president of Business Development, at jaredlisenby@greenwaymedical.com or (404) 275-9539 at any time.

Thank you again for your continued support.

Sincerely,

Tee Green

President and CEO

100 Greenway Blvd., Carrollton, GA 30117 • 770.836.3100 • 770.836.3200 (fax)
www.greenwaymedical.com • info@greenwaymedical.com

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Crestview Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of Vitera Equity Partners (“Merger Sub”) intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

In connection with the potential one-step merger, the Company will file a preliminary proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Merger Sub pursuant to the terms of the Merger Agreement. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by contacting the Company’s Investor Relations Department at 1.866.242.3805 or by email through the Company’s investor relations page at http://ir.greenwaymedical.com/. Investors and security holders of the Company are urged to read the preliminary and definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the Merger and the parties to the Merger.

The Company and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Fact Sheet/FAQ INTERNAL USE ONLY

Greenway-Vitera Combination

1.	What did we announce today?

Greenway® has announced the signing of an agreement that will result in a combination of our organization with another leading health IT company, Vitera Healthcare Solutions, in a transaction financed by Vista Equity Partners, which owns Vitera. Vitera is one of the early pioneers in our industry, with an impressive record of delivering innovative products and services that have been highly regarded in the marketplace.

The following FAQ addresses questions you may have as a result of today’s announcement.

2.	Why are we combining with Vitera?

This combination will significantly expand Greenway’s “reach” across the healthcare industry, enabling us to deliver more comprehensive solutions, more rapidly, than ever before. Between Vitera’s and our customer bases, we will have solutions used by nearly 13,000 healthcare organizations and 100,000 physicians to deliver quality, efficient care that improves patient and population health outcomes. So this move affirms our commitment and accelerates our momentum to be a major player in the HIT industry as consolidation continues to occur.

3.	What does this mean for our market opportunities, especially with Greenway’s focus on clinically driven revenue cycle management?

With Vitera’s significant customer base, the combination presents us with growth opportunities unparalleled in Greenway’s history, especially in our expanding clinically driven revenue cycle management™ (PrimeRCM®) services. As you know, our robust, clinically driven RCM services and tools are unique in the industry, so this immediately presents us with a large greenfield of potential RCM opportunities to accelerate our growth in this critical area.

Second, our PrimeSUITE® open platform will continue to move forward as the combined company delivers new solutions. PrimeSUITE’s interoperability, flexibility, ease of use, certification for meaningful use Stage 2, recognition as a NCQA Patient-Centered Medical Home (PCMH) pre-validated solution, ICD-10 preparedness and documented overall value — thanks to your hard work and innovation — has been the foundation for our success to date. And it will continue to play an important role in the success of the new Greenway.

4.	How will this affect my job?
You can expect business as usual. Your commitment to our core values of innovation, leadership, partnership and — above all — that service is the main thing is what has brought us to this milestone in our successful evolution. And your ongoing dedication will ensure that we continue to exceed the expectations of our customers with exceptional service and solutions that meet their ever-changing needs.

5.	How does this help Greenway’s customers?
Service — First, know that their level of service and the way in which they interact with us will not change. If anything, we will have more resources to meet our current and future customers’ challenges.

Solutions — Greenway’s customers will have an expanding portfolio of solutions to choose from, coming from a larger team of innovation and services experts — solutions that leverage our integrated and interoperable platform and open API, as well as our commitment to ease of use and return on investment. For example, Vitera’s SuccessEHS division, acquired a few months ago, brings complementary solutions such as an electronic dental record and dental imaging products which will further enhance the solutions we can deliver to our community health center (CHC) current and potential new customers and as we continue to expand into new, alternate care settings.

Peace of mind — Greenway customers will have the security of knowing we will continue to support our PrimeSUITE platform, and continue enhance our product platforms and services.

© 2013 Greenway Medical Technologies, Inc. All rights reserved. • FAQ • GREENWAY-VITERA COMBINATION ANNOUNCEMENT
INTERNAL USE ONLY. This document contains confidential, trade-secret information proprietary to Greenway Medical Technologies and shall not be duplicated or disclosed to unauthorized persons.	Page 1 of 4

6.	How will this affect how Greenway operates?

At the conclusion of this transaction, Greenway will again operate as a privately held company. Over time, the operations and solutions of the current Greenway and Vitera will be integrated in a thoughtful and appropriate manner.

7.	Will our core values, goals or vision change as a result of this combination?
Greenway’s core values, strategic goals and vision remain unchanged. The combination is a natural progression of our strategic intent to be a leader in health information technology solutions that improve clinical, financial, operational and satisfaction outcomes. The move enables us to deliver even more fully on our goal to accelerate the delivery of new solutions, and on our pledge to help an expanding range of providers achieve greater success in a challenging healthcare environment.

8.	What does this mean for my benefits package?

There will be no change in your current benefits package at this time. As the two organizations and teams come together, we will keep you informed of any changes that affect you in any way.

9.	What will happen to employees with options?

Vista is purchasing Greenway at a price of $20.35 per share. Upon completion of the transaction, all outstanding unvested stock options will become fully vested. Employees will then receive cash for the cancellation of their outstanding and unexercised options equal to the $20.35 for each option share less the applicable exercise price. Of course, Greenway will have to make the necessary tax withholdings from the proceeds of the transaction. We expect that payments will be made by payroll approximately 7 days after the consummation of the transaction.

10.	If we’re becoming a private company again, what does that mean for my Greenway stock and/or stock options?

You will have the opportunity to tender your existing Greenway shares to an affiliate of Vista Equity Partners starting on or around October 4, 2013. More details about your stock and stock options will be forthcoming.

11.	What will the new company be called?
Greenway Medical Technologies, Inc.

12.	Where will headquarters and other offices be located?

Corporate headquarters and principal offices will be in Carrollton, GA, Tampa, FL, and Birmingham, AL. We will continue to manage our clearing activities at our Dallas office, as well as our retail efforts from our Chicago location.

13.	Who is Vista Equity Partners, which owns Vitera?

Vista is a leading private equity firm focused on investing in software and technology-enabled businesses. It follows an investment philosophy of enabling good businesses to achieve their full potential. This process includes well-positioned companies with best-in-class software products and related services, referenceable customers, and attractive market dynamics. Obviously, Greenway’s solutions, team and customers are a welcome addition to Vista’s portfolio.

14.	When will the transaction be finalized?
We expect the transaction to close on or before December 31, 2013.

© 2013 Greenway Medical Technologies, Inc. All rights reserved. • FAQ • GREENWAY-VITERA COMBINATION ANNOUNCEMENT
INTERNAL USE ONLY. This document contains confidential, trade-secret information proprietary to Greenway Medical Technologies and shall not be duplicated or disclosed to unauthorized persons.	Page 2 of 4

15.	How are customers, partners and other important contacts being notified?

Our customers are receiving an email announcement today, as are representatives of our strategic partners and other key stakeholders. Many will also receive phone calls by assigned members of the leadership team. Vitera is doing the same.

16.	How are we handling the media?

Earlier today, we emailed you a copy of the press release sent out via news wire today. Greenway and Vitera representatives are following up with targeted media and responding to inbound inquiries to answer questions. They are communicating that the combination supports our strategy for growth and reinforces our commitment to providing the solutions and services our customers need to successfully survive and thrive in their organizations.

It is important for you NOT to answer or respond to questions from the media, the investment community or others who may reach out to you. Forward all such requests promptly to Bob Kneeley, chief marketing officer, via email or call his cell at (954) 651-1779. Remember, we remain a publicly traded company until the transaction is finalized, and we are bound by all securities regulations regarding disclosure of confidential, proprietary, insider information.

17.	How will our competitors react to this news?

We anticipate that competitors will view this as a clear signal that Greenway is committed to aggressive growth, with the objective of meeting clearly identified needs among our customers and prospects. And they’ll be correct. It’s likely they will try to reinforce their position with their own customers and increase their visibility in the marketplace.

18.	What if a Greenway customer has a question about the acquisition that I can’t answer?

If you’re not sure of the answer, don’t guess. Tell the customer that you will get back to him or her and seek out your immediate manager for the right person to respond to customer inquiries. We will keep you and our customers and partners informed and updated as we complete the transaction and integrate our operations and solutions.

19.	What if my manager or his/her manager don’t know?

They will forward your question to the appropriate Greenway resource for follow-up. You may also email your questions or comments to thenewGreenway@Greenwaymedical.com.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Crestview Acquisition Corp., Inc., a Delaware corporation and a wholly owned subsidiary of Vitera Equity Partners (“Merger Sub”) intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

In connection with the potential one-step merger, the Company will file a preliminary proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Merger Sub pursuant to the terms of the Merger Agreement. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by contacting the Company’s Investor Relations Department at 1.866.242.3805 or by email through the Company’s investor relations page at http://ir.greenwaymedical.com/. Investors and security holders of the Company are urged to read the preliminary and definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the Merger and the parties to the Merger.

© 2013 Greenway Medical Technologies, Inc. All rights reserved. • FAQ • GREENWAY-VITERA COMBINATION ANNOUNCEMENT
INTERNAL USE ONLY. This document contains confidential, trade-secret information proprietary to Greenway Medical Technologies
and shall not be duplicated or disclosed to unauthorized persons.	Page 3 of 4

The Company and its respective directors, executive officers and other members of its management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and the proxy statement and other relevant materials which may be filed with the SEC in connection with the Merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the Merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2013 annual meeting of stockholders and is included in Part III of the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

© 2013 Greenway Medical Technologies, Inc. All rights reserved. • FAQ • GREENWAY-VITERA COMBINATION ANNOUNCEMENT
INTERNAL USE ONLY. This document contains confidential, trade-secret information proprietary to Greenway Medical Technologies
and shall not be duplicated or disclosed to unauthorized persons.	Page 4 of 4